UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-8A
NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE
INVESTMENT COMPANY ACT OF 1940
     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name: KAYNE ANDERSON ENERGY/INFRASTRUCTURE FUND, INC.

Address of Principal Business Office:
717 Texas Avenue, Suite 3100
Houston, Texas 77002
Telephone Number: (713) 493-2020

Name and address of agent for service of process:
The Corporation Trust Incorporated
300 East Lombard Street
Baltimore, MD 21202
Check Appropriate Box:
     Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
Yes [X] No [_]
SIGNATURES
     Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Los Angeles and the State of California on the 11th day of May, 2007.

KAYNE ANDERSON ENERGY/INFRASTRUCTURE FUND, INC.

Attest:	/s/ TERRY A. HART	By:	/s/ DAVID J. SHLADOVSKY

	Name: Terry A. Hart		Name: David J. Shladovsky
	Title: Treasurer		Title: Director